Exhibit 99.8

This is a translation of a report originally issued in Spanish.

In case of discrepancies, the Spanish language version will prevail.

GAS NATURAL SDG, S.A.

Report on the Exclusion of Preferential Subscription Rights

[Letterhead]

RSM Audihispana

Auditores

REPORT ON THE EXCLUSION OF PREFERENTIAL SUBSCRIPTION RIGHTS IN THE

SITUATION REFLECTED IN ARTICLE 159 OF THE REVISED [SPANISH] LAW OF

CORPORATIONS (LEY DE SOCIEDADES ANÓNIMAS)

To the shareholders of

GAS NATURAL SDG, S.A.

In accordance with the objectives established by article 159 of the Revised [Spanish] Law Of Corporations (Ley de Sociedades Anónimas) and following the request of GAS NATURAL SDG, S.A. (hereafter, the Company) and our designation by the Barcelona Mercantile Register, we issue this report on the share capital increase of € 602,429,955, through the issue of 602,429,955 ordinary shares with a nominal value of € 1 each, with the exclusion of the preferential subscription rights. Our report is accompanied by the attached report of the Directors that will be submitted to the Extraordinary General Meeting of the Shareholders for approval.

The Directors have prepared the attached report, updating and amplifying the report prepared by the Board of Directors in the meeting held on 5 September, 2005, which gives a detailed justification for the price of the proposed share issue, indicating the group of persons to whom the shares will be assigned together with the nature of the contributions.

As explained in detail in the attached report of the Directors, the issue of share capital will be carried out in order to partially cover the consideration offered in the Public Offer of Acquisition published by Gas Natural SDG, S.A. and intended to acquire the whole share capital of Endesa, S.A. The increase in share capital mentioned on the first paragraph of this report is a maximum figure and is intended for the acquisition of the whole of the share capital of Endesa, S.A., and, partial subscription of the same is permitted. As explained in the report of the Directors, the materialization of the offer is subject to (i) the Company acquiring a minimum number of shares in Endesa, S.A that represent 75% of its share capital and (ii) the modification of articles 32, 37, 38 and 42 of the statutes of Endesa in the manner explained in the aforementioned report.

In accordance with the stipulations of the second section of paragraph 1 c) of article 159 of the Revised Text of the [Spanish] Law Of Corporations (Ley de Sociedades Anónimas), regarding listed companies, a General Meeting of the Shareholders may agree to issue new shares at any price, as long as it is higher than the unit value of issued shares, and, may limit itself to establishing the procedure for determining the same. Having adopted this disposition, the report prepared by the Directors proposes that the issue price for the new shares, to be subscribed by the shareholders of Endesa, S.A. who accept the Public Offer of Acquisition, should be fixed at a nominal value of € 1 plus a premium on issue that will be established by the Board of Directors of the Company (or, by delegation, by its Executive Committee) at the time when the agreement on the issue of share capital is executed, respecting certain minimum and maximum limits and taking into account certain considerations (literal transcription of their report):

“(i)	The minimum will be given by the net equity value of the Gas Natural shares that results from the report of the auditor appointed by the Barcelona Mercantile Register, being other than the statutory auditor of the Company, calculated on the basis of the audited consolidated financial statements for the Company for the ten-month period ended on 31 October, 2005. That is to say, the premium on issue together with the nominal value must be, in any event, higher than € 12.055 per share.

(ii)	The maximum will be given by the value of € 24.53 per share, being the closing price for a share in Gas Natural on the Stock Market (Continuous Trading) on 2 September, 2005, that is to say, the Stock Market trading session immediately prior to the date when the Board of Directors of the Company agreed to present the takeover bid for Endesa.

(iii)	Likewise, the issue price must be determined bearing in mind a possible modification to the consideration offered for the Public Offer, if such were adjudged to be necessary or convenient in the opinion of the Board of Directors, when considering the market conditions.

(iv)	The issue price (nominal value and issue premium) may not exceed, by more than 20%, the value that results from discounting that part of the offer consideration that will be paid in cash from the value attributed to the Endesa shares that will transferred, as established by the independent expert appointed by the Barcelona Mercantile Register.

Our responsibility is to issue our professional judgment, as independent experts, on the fair value of the shares of the Company, on whether the issue price proposed is higher than the unit value of the issued shares of the Company, as well as on the theoretical value of the preferential subscription rights, the exercise of which it is proposed to cancel, and, on the reasonableness of the information presented in the report of the Directors. Our work has been performed in accordance with the [Spanish] technical guidelines concerning the preparation of reports on the exclusion of preferential subscription rights in situations reflected in article 159 of the Revised [Spanish] Law Of Corporations (Ley de Sociedades Anónimas).

The accounting information used in our work has been obtained from the consolidated audited financial statements for the ten-month period ended on 31 October, 2005. These financial statements were prepared for the share capital increase with the exclusion of preferential subscription rights described above and were audited by PriceWaterhouseCoopers Auditores, S.L. The unqualified audit report of the aforementioned auditors was issued on 13 January, 2006.

In accordance with the [Spanish] technical guidelines mentioned above concerning this type of report, our work has included the performance of the following procedures:

a)	Receipt the aforementioned audit report on the consolidated financial statements for the ten-month period to 31 October, 2005 for the group made up by GAS NATURAL SDG, S.A. and subsidiary undertakings (hereafter, the Group).

b)	Obtaining information from the statutory auditor of the Company concerning any possible significant matters or factors that may have been known by that auditor in relation to the economic or financial position of the Group that may have arisen after the date of issue of the latest statutory audit report that has been provided to us.

c)	Enquiries to the Management of the Company concerning any important matters that could have a significant impact upon the net equity value of the Group and, when necessary, verification of those matters.

d)	Review of the net equity value shown by the audited consolidated financial statements for the ten-month period to 31 October, 2005.

e)	Evaluation of the reasonableness of the information contained in the report prepared by the Directors to justify the proposal including the review of the justifying supporting documentation.

f)	Study of the evolution of the market value of the shares of the Company and calculation of the average market value of the shares during the last representative period prior to the date when the Board for Directors of the Company decided to announce the takeover bid for Endesa, S.A. (quarter ended 2 September, 2005), the calendar quarter prior to the date of this report (quarter ended 31 January, 2006) and the market value at 31 January, 2006, as well as the latest market value available (1 February, 2006) as indicators of the value of the Company. The evaluation was carried out, in the first three cases, using a certification issued by the Sociedad Rectora de la Bolsa de Valores de Barcelona, S.A. [Barcelona Stock Exchange Controlling Company] that includes, as well as the market values and those for the prior period, the frequency and trading volumes of the shares for the periods covered by the study. For the fourth case, the information used was that published on the web page of the Bolsa de Barcelona [Barcelona Stock Exchange] (confirmed through other public sources).

g)	Determining the theoretical value of the preferential subscription rights, the exercise of which it is proposed to cancel, calculated with reference both to the Stock Market value and the theoretical value of the Group.

h)	Obtaining a letter of representation from the Directors of the Company, in which they confirm that they have communicated to us all the relevant hypotheses, data and information, as well as any significant post-balance sheet events.

Bearing in mind the foregoing explanations, in our professional judgment as independent experts:

•	For a quoted company, the fair value is understood to be the market value and this, unless there are indications to the contrary, is assumed to be the stock market value. The share price, obtained as indicated in paragraph f) above, are as follows:

Market price (€ per share)
Quarter ended 2 September, 2005	23.87
Quarter ended 31 January, 2006	23.23
31 January, 2006	23.78
1 February, 2006	24.45

•	The data contained in the report of the Directors of the Company to justify their proposal is reasonable, as it is adequately documented and explained.

•	The share issue price proposed by the Directors for the approval of the General Meeting of the Shareholders, as this “must be, in any event higher than € 12.055 per share” is higher than the consolidated net equity per issued share of the Company that, as shown by the latest audited consolidated financial statements of the Company at 31 October, 2005, amounts to € 12.055 per share, without including that part attributable to minority interests.

Likewise, we have set out below the theoretical value of the preferential subscription rights, the exercising of which it is proposed to cancel, based upon, respectively, the market price of the shares of the Company during the quarters ended on 2 September, 2005, and 31 January, 2006, the market price on 31 January, 2006 (date of the last officially certified market price available prior to the date of this report) and the market price on 1 February, 2006 (date of the latest market price published on the web page of the Barcelona Stock Exchange) and of the theoretical accounting value at 31 October, 2005 as shown by the latest audited consolidated financial statements for the ten-month period to 31 October, 2005 audited by the statutory auditor of the Company, taking into consideration the minimum issue limit of € 12.055 per share.

The values have been calculated taking into account the following hypotheses for the acquisition of the shares of Endesa, S.A.: 100% in the event of full subscription, 75%, being the minimum percentage to which the Public Offer is subject and 50% in the event of a withdrawal of the offer due to non-fulfillment of the condition of minimum acceptance.

The dilution per share in circulation, stated in Euros per share, would be as follows:

Considering the minimum issue price	Value in € (acquisition 100% of shares)	Value in € (acquisition 75% of shares)	Value in € (acquisition 50% of shares)
Upon market values:
Quarter ended 2 September, 2005	6.7774	5.9341	4.7515
Quarter ended 31 January, 2006	6.4074	5.6101	4.4921
On 31 January, 2006	6.7258	5.8888	4.7153
On 1 February, 2006	7.1101	6.2254	4.9848
On the audited theoretical accounting value at 31 October, 2005(*)	None	None	None

(*)	Excluding the part attributable to minority interests.

The information below shows that there is no dilution, either on the theoretical value or on the share price, if the issue price reaches the maximum price of € 24.53 per share contemplated in the report of the Directors

Considering the maximum issue price	Value in € (acquisition 100% of shares)	Value in € (acquisition 75% of shares)	Value in € (acquisition 50% of shares)
On market values:
Quarter ended 2 September, 2005	-0.3786	-0.3315	-0.2654
Quarter ended 31 January, 2006	-0.7457	-0.6529	-0.5228
On 31 January, 2006	-0.4302	-0.3766	-0.3016
On 1 February, 2006	-0.0459	-0.0402	-0.0322
On the audited theoretical accounting value at 31 October, 2005(*)	-7.1560	-6.2655	-5.0169

(*)	Excluding the part attributable to minority interests.

In addition, it must be pointed out that, on 25 November, 2005, the Board of Directors of the Company agreed to distribute a dividend on account of the results of 2005 for a gross amount of € 0.31 per share, thereby reducing the net equity by € 138,810,569.

With this report, the requirements of the stipulations of article 159 of the Revised [Spanish] Law Of Corporations (Ley de Sociedades Anónimas) are fulfilled, in as far as they refer to the report of the statutory auditors. This report should not be used for any other purpose.

AUDIHISPANA

[signed]
Carlos Villabona
Partner

Barcelona, 2 February, 2006

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This is a translation of a report originally issued in Spanish.

In case of discrepancies, the Spanish language version will prevail.

REPORT OF THE DIRECTORS OF

GAS NATURAL SDG, S.A.

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REPORT PREPARED BY THE BOARD OF DIRECTORS WITH RESPECT TO

THE PROPOSAL FOR A CAPITAL INCREASE AND EXCLUSION OF THE

PREFERENTIAL SUBSCRIPTION RIGHT INCLUDED IN THE AGENDA OF THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

GAS NATURAL SDG, S.A.

This Report has been prepared with respect to the proposal for an increase in the capital stock and the proposal for exclusion of the preferential subscription right, to be submitted to the Extraordinary General Meeting of Shareholders of Gas Natural SDG, S.A. *“Gas Natural” or “the Company”) for purposes of considering the portion of consideration in newly issued shares of the Tender Offer (OPA) (the “Offer”) made by Gas Natural for 100% of the shares of Endesa, S.A. (“Endesa”).

This Extraordinary General Meeting will be convened to be held in Barcelona on first call within a one-month term starting from the date of publication of the announcement of the call to meeting, which will be published within the term set forth in Article 18 of Royal Decree 1197/1991 of July 26, on procedures for tender offers for acquisition of securities, for the publication of announcements of the Offer, and if there is insufficient quorum on first call, it will be held on second call at the same time on the following day and in the same place.

This Report is prepared in compliance with Articles 144 (with respect to the resolution of capital increase), 155 (with respect to the equivalent of the increase) and 159 (with reference to the exclusion of the preferential subscription right) of the Law of Corporations (Ley de Sociedades Anónimas).

First, and to facilitate a better understanding of the transaction giving rise to the proposal for a capital increase, we provide the shareholders with a description and summary of the essential terms of the Offer formulated by Gas Natural for Endesa.

1.	The Offer made by Gas Natural for Endesa

The Board of Directors of the Company, at its meeting of September 5, 2005, resolved to formulate a tender offer (OPA) to acquire the shares of Endesa with the characteristics summarized below:

A.	Description of the Offer

The Offer is issued for the acquisition of 100% of the shares of Endesa, i.e. 1,058,753,117 shares, with par value of one euro and twenty centimes (1.20 €) each, representing 100% of the share capital of Endesa, S.A. All of the common shares of Endesa are publicly traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, and are included in the Sistema de Interconexión Bursátil (Continuous Market). The Endesa shares are also traded on the New York Stock Exchange in the form of ADSs (American

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Depositary Shares), with a 1 for 1 equivalency, and on the Offshore Stock Exchange (Registry of Foreign Securities) of Santiago, Chile.

The Offer is formulated by Gas Natural and is directed, in Spain, to holders of common shares of Endesa, and in the United States, to holders of ADSs (American Depositary Shares) of Endesa, and to U.S. holders of common shares of Endesa.

The consideration in the Offer consists of cash and newly issued shares of Gas Natural. The new shares of the Company shall grant their holders the same political and economic rights as common shares of the Company currently in circulation since the date of registration of the corresponding capital increase.

For each 1,000 shares of Endesa that accept the Offer Gas Natural offers an amount in cash equal to 7,340 euros and 569 newly issued shares of Gas Natural, with par value of one euro (1€) each, which, in practice, implies a consideration of 7.34 euros in cash and 0.569 newly issued shares of Gas Natural, with par value of one euro (1€) each, for each share of Endesa.

The consideration offered is the same for all the Endesa shares, including those represented by Endesa ADSs, although the persons to whom the Offer is directed in the United States can choose to receive part of the consideration in securities, either newly issued shares of Gas Natural or in newly issued ADSs of Gas Natural (equivalent to one (1) ADS of Gas Natural for one (1) share of Gas Natural).

To determine the value of the Endesa shares, as well as the ratio of the proposed swap, the Board of Directors of Gas Natural has relied on the cooperation of UBS as financial advisor. This financial advisor has submitted to the Board of Directors of Gas Natural a report (“fairness opinion”) which concludes that the consideration in cash and in shares is reasonable (“fair”) from a financial viewpoint for Gas Natural.1

The effectiveness of the Offer is subject to compliance with conditions described below, although the Board of Directors of the Company may waive compliance with each and every one of them:

(i)	That the Company, as a result of the Offer, acquire a minimum of 794,064,088 shares of Endesa, representing 75% of its share capital.

(ii)	That the Extraordinary General Meeting of Shareholders of Endesa adopt the resolution to amend Article 32 of the corporate bylaws of Endesa, so as to eliminate any limitation or restriction with respect to the number of votes that can be cast by Endesa shareholders

[1]	It should be noted that said report was not issued in favor of Endesa nor its shareholders nor the shareholders of Gas Natural, and therefore it does not imply that such consideration is fair to the shareholders of either of these two companies. Likewise, it should be mentioned that no report has been issued in favor of the shareholders of Gas Natural or Endesa, or Endesa itself.

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(individually or collectively), or companies belonging to the same group or natural persons and companies controlled by them.

(iii)	That the Extraordinary General Meeting of Shareholders of Endesa adopt the resolution to amend Article 37, and consequently, Article 38, of the of the corporate bylaws of Endesa, so as to eliminate the characterization of directors and majority composition of the Board of Directors.

(iv)	That the General Shareholders’ Meeting of Endesa adopt the resolution to amend Article 42 of the corporate bylaws of Endesa, so as to not require any condition in order to be appointed as member of the Board of Directors of Endesa or Managing Director (Consejero Delegado), other than the non-existence of incompatibilities as provided by law.

In accordance with Article 10.5 of Royal Decree 1197/1991 of July 26, on the procedures for tender offers for acquisition of securities, when the consideration offered consists partially of securities to be issued by the offering company, the Board of Directors of Gas Natural resolved to convene an Extraordinary General Meeting of Shareholders of the Company to decide on the issuance of the shares offered as part of the consideration in the Offer for Endesa. In case of modification of the consideration, if such modification affects the portion of the consideration in newly issued shares of Gas Natural , the execution of the Offer could require the adoption of a new resolution on capital increase which, replacing the one proposed pursuant to this Report, reflects the revised swap ratio. Otherwise, a modification of the portion of the consideration in cash would not require the adoption of a new resolution on capital increase.

B.	Purpose of the Offer

The purpose pursued by Gas Natural with the acquisition of Endesa shares is to achieve control of Endesa while giving its shareholders the possibility of becoming shareholders of Gas Natural. Thus, Gas Natural seeks full integration of Endesa, from an operational and legal perspective, into its Group for purposes of creating the premier integrated gas and electricity company in Spain and one of the major energy operators worldwide.

The complementarity of the assets of Gas Natural and Endesa, as well as their management capacities, would enable the new Gas Natural Group to use the growth of the markets in which both companies operate to good advantage. Through the integration of Endesa into the Gas Natural Group, the Group would thus become one of the major international operators in the energy sector, with more than 30 million customs in 11 markets and a balanced position in the Spanish gas and electricity markets.

With the objective of remedying any possible problems that may be noted in the transaction, as well as to contribute to the restructuring of the energy sector to achieve real and effective competition, the Company has submitted to the Spanish competition authorities a diverse proposal of commitments (referred to as “Remedial Plan”) in sufficient detail to permit a full evaluation by such authorities, and with an explanation of how the offered commitments resolve such problems. Likewise, Gas Natural and Iberdrola, S.A.,

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executed an agreement on September 5, 2005 whose purpose was to transfer to Iberdrola a portion of the assets set forth in the “Remedial Plan”, as well as other non-strategic assets of the new Group. This agreement is in all cases subject to the decisions of the competent authorities and to the effective takeover of Endesa by Gas Natural.

Set forth below in greater detail are the reasons by which the Directors of the Company understand that the transaction, and therefore, the capital increase, are justified for reasons of corporate interest:

Creation of a large international operator in the energy sector

With the acquisition of Endesa, Gas Natural’s objective is to create one of the largest integrated gas and electricity Groups on an international level and with a strong presence in Europe and Latin America. Once the divestitures contemplated in the “Remedial Plan” and the agreement with Iberdrola are carried out, the group resulting from the integration would be number one in gas and number two in electricity in Spain, would have a relevant position in Italy, would maintain its current position in the liquid natural gas (LNG) market, and would have a substantial presence in Latin America.

Complementarity of the principal management capacities

Gas Natural understands that there is a substantial complementarity of the management capacities of Gas Natural and Endesa. Gas Natural has ample experience in securing gas in a flexible and competitive manner on a global scale, has access to “equity gas” or direct participation in gas reserves through the agreement with Repsol YPF, demonstrated strategy in the development of combined cycles, LNG management capacity, experience in the development and management of gas distribution and a business strongly focused on customers. In turn, Endesa has ample experience in the management of power generation assets in Spain, in the entry into high growth markets, in the expansion into Latin America and Italy, and is a key operator in electricity distribution.

Fitting in with Endesa’s strategic potential

The new Gas Natural Group would also be well positioned to make maximum use of the strategic potential of Endesa’s assets since it would fit in with Gas Natural’s power generation assets and because of the joint use of the fuels mix. In this respect, Gas Natural would be capable of satisfying Endesa’s growing gas needs globally in a competitive and flexible manner. This group could also be in a position to round out Endesa’s power generation capacity through Gas Natural’s combined cycle plants, while Gas Natural would diversify its power generation portfolio (currently only natural gas) and this despite the planned sale of Endesa’s coal and fuel generation assets. Finally, Gas Natural could continue to take advantage of growth opportunities in gas markets in Europe (chiefly Spain and Italy) and in Latin America (such as Brazil and Mexico).

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Attainment of synergies and cost savings

The strategic fit of the assets of Endesa and Gas Natural, as well as their respective organizations, could generate a series of synergies and cost savings. In general, Gas Natural’s objective would be that these synergies would involve a gradual annual savings that would total 350 million euros annually in 2008, from the integration of commercial platforms, call centers, invoicing, commercial and marketing services, corporate services, administrative structure, information technologies and through the maximization of operations, the reduction of maintenance costs and unification of systems. It is anticipated that these savings will be aimed at financing the new group’s business growth or, if necessary, to enlarge the profits likely to be distributed to the shareholders. Moreover, in the Spanish distribution business, through the operation of joint gas and electricity networks, there is also the potential for savings in purchases and service subcontracts which, if obtained, could be reinvested in the distribution business to improve customer service quality.

2.	Information and considerations for purposes of Article 144 of the Law of Corporations (Ley de Sociedades Anónimas)

For purposes of Article 144 of the Law of Corporations (Ley de Sociedades Anónimas), and limited to the capital increase by in-kind contributions and the subsequent amendment to the bylaws that will take place, the Board of Directors declares as follows:

A.	Purpose

The purpose of the capital increase and therefore the reason supporting it, is to permit payment of the portion of the consideration in the Offer formulated by Gas Natural for Endesa consisting of newly issued shares of Gas Natural. The essential terms of the Offer and its interest with respect to the Company’s business strategy are those set forth above in this Report.

B.	Characteristics of the capital increase

For purposes of dealing partially with the consideration offered in the Offer, the Board of Directors of the Company has resolved, at the same meeting in which it decided to formulate said Offer, to submit to the Extraordinary General Meeting of Shareholders of the Company a proposal for capital increase for a nominal amount of up to 602,429,955 euros, through the issuance and circulation of up to 602,429,955 new common shares, with par value of one (1) euro each, of the same class and series as the existing shares, represented by book entry.

The Company’s new shares will grant to their holders the same political and economic rights as the Company’s common shares currently in circulation since the date of registration of the corresponding capital increase.

The premium for issuance of the new shares will be set by the Board of Directors of the Company (or by delegation, by its Executive Committee) at the time that the resolution on the capital increase is executed, pursuant to Article 159.1.c) in fine of the Law of Corporations (Ley de Sociedades Anónimas). The issuance price (nominal value and share premium) will be

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established within the minimum and maximum limits set forth below and in consideration of the following:

(i)	The minimum will be the net equity value of the shares of Gas Natural resulting from the report of the auditor, other than the auditor of the Company appointed by the Commercial Registry of Barcelona, assessed on the basis of the audited consolidated financial statements of the Company for the ten-month period ended October 31, 2005. In other words, the share premium added to the par value should be in all cases greater than 12,055 euros per share.

(ii)	The maximum will be determined by the figure of 23.53 euros per share, which represents the closing price of the Gas Natural share in the Sistema de Interconexión Bursátil (Continuous Market) on September 2, 2005, i.e., the trading session immediately prior to the date on which the Board of Directors of the Company resolved to formulate the Offer for Endesa.

(iii)	The issue price will have to be determined also in terms of a possible modification of the consideration in the Offer if it becomes necessary or appropriate in the opinion of the Board of Directors in view of market conditions.

(iv)	The issuance value (par value and premium) may not exceed 20% of the value obtained by deducting from the value attributed by the independent expert appointed by the Commercial Registry of Barcelona to the Endesa shares that are the subject of the contribution the portion of the consideration per share consisting of cash.

C.	Amendment to the bylaws

The proposed capital increase will lead to an amendment of Article 5 and the first paragraph of Article 6 of the corporate bylaws of the Company. Having taken into account that the definitive amount of the increase will depend on the number of Endesa shares that accept the Officer, it is not possible at this time to determine the specific figure of the share capital of the Company once the resolution of increase is executed.

For this reason, the capital increase is proposed to be the maximum amount if the Offer were accepted by holders of 100% of the Endesa shares, with the express provision of the possibility of partial subscription of the increase agreed in accordance with Article 161.1 of the Law of Corporations (Ley de Sociedades Anónimas), and in compliance with Article 10.5 of Royal Decree 1197/1991 of July 26, on the procedure for tender offers for the acquisition of securities.

Consequently, if the Offer is not accepted in total, the capital increase will be limited to the amount corresponding to the par value of the shares of Gas Natural effectively subscribed and paid in by the holders of Endesa shares who have accepted the Offer, the rest being irrelevant.

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In conformity with the above, it is possible to delegate to the Board of Directors, having the power of substitution on its Executive Committee, the power to determine the conditions of the increase not provided in the resolution of the General Meeting of Shareholders, to carry out the acts necessary to execute the increase once or twice, as necessary, to take care of the liquidation of the Offer in Spain and in the United States, to adjust the text of Article 5 and the first paragraph of Article 6 of the bylaws to the new capital stock figure that definitively results from the number of shares of Endesa, S.A>, and to grant any public and private documents necessary for the execution and registration of the increase.

3.	Information and considerations for purposes of Article 155 of the Law of Corporations (Ley de Sociedades Anónimas)

With respect to a capital increase whose equivalent will consist entirely of in-kind contributions, the Board of Directors of the Company must issue a report which describes the projected contributions, the persons who are to make such contributions, the number and par value of the shares to be delivered by the Company and the guarantees adopted according to the nature of the assets comprising the contribution. In compliance with this legal requirement, the directors declare as follows:

A.	Description of the projected contributions

As indicated, the projected contributions, which will be incorporated into the net worth of the Company, consist of a maximum of 1,058,753,117 shares of Endesa, with par value of one euro and twenty centimes (1.20€) each, representing 100% of the share capital of Endesa. All of the common shares of Endesa are publicly traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, and are included in the Sistema de Interconexión Bursátil (Continuous Market). The Endesa shares are also traded on the New York Stock Exchange in the form of ADSs (American Depositary Shares), with a 1 for 1 equivalency, and on the Offshore Stock Exchange (Registry of Foreign Securities) of Santiago, Chile.

B.	Identification of the contributors

The persons who will make the projected contributions, paid in the capital increase, will be the holders of Endesa shares (including the Endesa shares represented by ADSs) who accept the Offer formulated by Gas Natural for Endesa.

C.	Number and par value of the shares issued in consideration

The number of newly issued shares of the Company which will be delivered to the shareholders of Endesa who accept the Offer in accordance with the swap ratio described above will be dependent on the level of acceptance of the Offer, and it may not be possible to establish a definitive number in advance. Taking into account the terms of the consideration contained in the Offer, the maximum number of shares of the Company that

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would have to be issued and delivered to the shareholders of Endesa as a result of the capital increase is 602,429,955 common shares of Gas Natural.

As mentioned above, the capital increase is proposed for the maximum amount in the event that the Offer is accepted by holders of 100% of the Endesa shares, with express provision for a partial subscription.

The par value of the new shares to be issued by the Company and delivered to the Endesa shareholders as consideration in the Offer will be one (1) euro per share.

D.	Warranties

Since the assets comprising the projected contribution are exclusively the shares of Endesa to which the Offer is directed, and the process of subscription and payment of the capital increase will be carried out within the framework of said Offer, the warranties adopted are those in compliance with the provisions of Royal Decree 1197/1991 of July 26, on the procedures for tender offers for acquisition of securities, and the provisions of the prospectus of the Offer.

4.	Information and considerations for purposes of Article 159 of the Law of Corporations (Ley de Sociedades Anónimas)

Article 10.6 of Royal Decree 1197/1991 of July 26, on the procedures for tender offers for acquisition o securities, provides that, when the consideration in a tender offer (OPA) consists totally or partially of securities to be issued by the offering company (as in this case), “it shall be understood that the preferential subscription right contemplated in Article 158 of the Revised Text of the Law of Corporations (Ley de Sociedades Anónimas) does not exist for former shareholders and holders of convertible obligations.”

Notwithstanding this regulatory provision, and in the event that the provisions of Article 159.1 of the Law of Corporations (Ley de Sociedades Anónimas) are deemed to be mandatory, the Board of Directors of the Company has considered it appropriate to propose to the General Meeting of Shareholders, on a precautionary basis, that the resolution of capital increase referred to in this Report be adopted with total removal of the preferential subscription right, in the terms set forth for this provision.

This is justified by taking into account that the equivalent of the capital increased proposed to the General Meeting of Shareholders consists of the in-kind contributions described in the preceding section and that the corresponding resolution is intended to deal with the portion of the consideration in newly issued shares of the Offer formulated by Gas Natural for Endesa. It thus becomes evident that, given the nature of the transaction that motivated the capital increase, the existence ff the preferential subscription right would not make feasible the portion in shares of the consideration in the Offer.

Accordingly, and as provided in Article 159 of the Law of Corporations (Ley de Sociedades Anónimas), it is appropriate to formulate and make available to the shareholders a report

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prepared by the directors which justifies in detail the proposal and the issue price of the shares, with an indication of the persons to whom they are to be granted.

To that effect, the Board of Directors of the Company informs the shareholders of the following:

A.	Justification for the proposal

In view of the reasons set forth in paragraph 1 of this Report, the Board of Directors of the Company believes that the Offer for Endesa and, in particular, the capital increase mentioned in this Report, are required for the corporate interest. The proposed transaction involves the inability to maintain the preferential subscription right (since otherwise the new shares could not be subscribed by the persons accepting the Offer), and thus we propose to the General Meeting of Shareholders the exclusion of this right in the capital increase referred to herein, estimating, as stated and supported, that the corporate interest of the Company so requires it.

B.	Issue price

Article 159.1 in fine of the Law of Corporations (Ley de Sociedades Anónimas) provides the possibility that, in capital increases with the exclusion of the preferential subscription right, publicly traded corporations issue new shares at the issue price they deem appropriate, provided that it is greater than the net equity value resulting from the report of the auditor, other than the auditor of the Company appointed by the Commercial Registry.

In accordance with this legal provision, the Board of Directors of the Company has formulated audited consolidated financial statements for the ten-month period ended October 31, 2005, which have been audited by the Company auditors, Price WaterhouseCoopers Auditores, S.L., who have issued its audit report dated January 13, 2006, which expresses a favorable unconditional opinion.

Based on said financial statements, the consolidated net equity value of the shares of the Company at October 31, 2005 totals 12,055 euros per share (excluding the portion attributable to external partners).

Pursuant to said Article 159.1.c) of the Law of Corporations (Ley de Sociedades Anónimas), the Board of Directors has decided to propose to the General Meeting of Shareholders, for the capital increase referred to herein, an issuance prior of one euro in par value plus a premium to be determined by the Board of Directors at the time the resolution on the capital increase is executed in accordance with the criteria indicated in paragraph 2.B) of this Report.

C.	Persons to whom the shares are to be granted

As indicated, the persons to whom the new shares issued in the capital increase are to be granted will be, exclusively, the holders of shares of Endesa who accept the Offer formulated by the Company for such shares and that, as a consequence thereof, they will subscribe and pay in the capital increase mentioned in this Report.